

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 4561

November 19, 2008

Dennis E. Nixon
President
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, Texas 78042-1359

   **Re:**  **International Bancshares Corporation**
      **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
      **Filed November 12, 2008**
      **File No. 000-09439**

Dear Mr. Nixon:

   We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

          Sincerely,

          William Friar
          Senior Financial Analyst